EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2001	2002	2003	2004	2005	6/30/2006	6/30/2006
EARNINGS
Income Before Income Taxes	$264,786	$351,614	$389,430	$306,226	$375,397	$291,794	$171,483
Fixed Charges (as below)	149,492	121,573	126,168	130,599	125,551	133,780	68,831
Total Earnings	$414,278	$473,187	$515,598	$436,825	$500,948	$425,574	$240,314

FIXED CHARGES
Interest Expense	$93,603	$83,682	$106,464	$118,685	$103,352	$99,201	$47,851
Credit for Allowance for Borrowed Funds Used During Construction	7,689	6,691	3,904	4,814	16,399	28,779	18,080
Estimated Interest Element in Lease Rentals	48,200	31,200	15,800	7,100	5,800	5,800	2,900
Total Fixed Charges	$149,492	$121,573	$126,168	$130,599	$125,551	$133,780	$68,831

Ratio of Earnings to Fixed Charges	2.77	3.89	4.08	3.34	3.98	3.18	3.49